

Q1 2014

Forward Looking Statements



Certain statements contained in this presentation other than historical facts may be considered forward-looking statements. Such statements include, in particular, statements about our plans, strategies and prospects, and are subject to certain risks and uncertainties, including known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as "may," "will," "expect," "intend," "anticipate," "estimate," "believe," "continue," or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements. We make no representations or warranties (express or implied) about the accuracy of any such forward-looking statements contained in this presentation, and we do not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Any such forward-looking statements are subject to risks, uncertainties, and other factors and are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive, and market conditions, all of which are difficult or impossible to predict accurately. To the extent that our assumptions differ from actual conditions, our ability to accurately anticipate results expressed in such forward-looking statements, including our ability to generate positive cash flow from operations, make distributions to stockholders, and maintain the value of our real estate properties, may be significantly hindered. See Item 1A in the Company's most recently filed Annual Report on Form 10-K for the year ended December 31, 2013 for a discussion of some of the risks and uncertainties that could cause actual results to differ materially from those presented in our forward-looking statements. The risk factors described in our Annual Report are not the only ones we face, but do represent those risks and uncertainties that we believe are material to us. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also harm our business. For additional information, including reconciliations of any non-GAAP financial measures found herein, please reference the supplemental report furnished by the Company on a Current Report on Form 8-K filed on February 12th, 2014.

The names, logos and related product and service names, design marks and slogans are the trademarks or service marks of their respective companies.

Columbia Property Trust

Investment Highlights



High Quality Office Portfolio with Favorable Lease & Tenant Profile	• $5B premier portfolio • 92% leased with strong tenancy • Stable cash flows
Value Creation Strategy Underway to Support Growth	• Focused markets • 31 markets down to 16 • Effective leasing
Investment Grade Balance Sheet	• 29.3% debt to real estate assets • $600M of capacity for growth • Credit ratings and access
Established Company – Well Positioned to Compete	• Capable and dedicated management • Focused strategy, proven operations

Data as of 12/31/2013

Past, Present & Future



July 2003
Founded as Wells Real Estate Investment Trust II, Inc.

May 2010
Earned investment grade credit ratings from both S&P (BBB-) and Moody's (Baa3).

March 2011
Acquired Market Square, a 680,000-square-foot office property in Washington, D.C. for $603M.

February 2013
Internalized management for no fee, moved to separate office space in own building and changed name to Columbia Property Trust, Inc.

| 2003 | 2010 | 2011 | 2012 | 2013 | Future |

2003 - 2010
Over $5 billion raised and invested in three public offerings

July 2010
Nelson Mills named as President.

December 2010
Formation of dedicated management team.

April 2011
First non-traded REIT to issue bonds in the investment-grade public corporate bond market.

December 2012
Acquired 333 Market Street, a class A office tower in San Francisco for $395M.

December 2012
Sold a nine-property portfolio of non-core assets for $261M.

April 2013
Rating outlook revised upward to "positive" by Moody's

August 2013
Added Jim Fleming as CFO & Murray McCabe and Tom Wattles to Board

October 2013
Listed shares on the NYSE

November 2013
Sold an 18-property portfolio of non-core assets for $522M

November 2013
Executed $234M Modified Dutch Auction Tender for 9.36M shares

4

Attractive Competitive Positioning



Meaningful Size, Strong Occupancy, and Manageable Lease Maturities

Operational Metrics	Columbia Property Trust	Select Publicly Traded Office Average[1]
Gross Real Estate Assets	$5.1B	$7.5B
Total Office Square Feet	16.5M	22.8M
% Office[2]	98%	82%
Occupancy	92.3%	91.2%
Lease Maturities ('14,'15,'16) – ALR	6% / 12% / 13%	10% / 12% / 12%

Low Leverage, Strong Credit Metrics, and Investment Grade Rating

Financial Metrics	Columbia Property Trust	Select Publicly Traded Office Average[1]
Leverage[3]	29%	42%
Net Debt / Adjusted EBITDA[4]	4.12x	7.14x
Fixed Charge Coverage	4.79x	3.18x
Debt Maturities ('14,'15,'16) - % of total debt	1% / 14% / 33%	7% / 11% / 14%
Credit Rating	Baa3 / BBB-	Baa2 / BBB

As of 12/31/2013
[1]Sourced from most recently available selected public company filings; Companies included in analysis: BDN, BXP, CUZ, DEI, DRE, GOV, HIW, KRC, LRY, OFC, PDM, PKY, SLG;
[2]Based on square feet; [3]Total debt / Gross Real Estate Assets; [4]See slide 14 for a definition of Net Debt and Adjusted EBITDA

Columbia Property Trust

High Quality Portfolio



Portfolio Statistics

Portfolio Statistics	12/31/2013
Total Properties / Buildings	43 / 59
Total Square Feet[1]	16.5M
% Leased[1]	92.3%
Net Rent per Square Foot[2]	$21.69
% Office[3]	98%
% CBD / Suburban[1,4]	52% / 48%
% of Annualized Lease Revenue from Current Top 10 Markets	88%

Geographic Diversification Across Key Markets



Top 10 Markets by Annualized Lease Revenue

(D.C., Atlanta, San Francisco, N. New Jersey, Baltimore, Houston, Cleveland, Chicago, New York, Boston)

Manageable Lease Expirations[5]



% of ALR Expiring

Avg. Lease Term (yr.)[4]: 6.5

2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026+
2%	7%	14%	13%	9%	2%	11%	8%	7%	5%	1%	4%	17%

■ Portfolio as of 12/31/2013

Note: As of 12/31/13; [1]Excludes Cleveland Marriot at Key Center; [2]Based on annualized 4Q 2013; [3]Based on square feet; [4]Based on Annualized Lease Revenue, [5]Proforma for T. Rowe Price lease renewal which happened subsequent to quarter end

Columbia Property Trust

Favorable Lease & Tenant Profile



Strong Industry Diversification



- **16.9%** Services – Legal Services
- **15.5%** Depository Institutions
- **9.5%** Trans & Util – Communication
- **8.1%** Trans & Util – Electric, Gas, And Sanitary Services
- **6.9%** Manufacturing – Industrial Machinery And Equipment
- **6.4%** Services – Business Services
- **5.9%** Security And Commodity Brokers
- **5.7%** Services – Engineering & Management Services
- **3.0%** Manf. – Transportation Equipment
- **2.9%** Const. – Heavy Construction
- **19.2%** All Other

Top 20 Tenant Diversification & Credit Rating

Avg. Tenant Credit Rating[1]: A-



Note: As of 12/31/2013; Based on Annualized Lease Revenue; Excludes Cleveland Marriot at Key Center; [1]Based on rated tenants.

Value Creation & Growth Strategies



Targeted Market Strategy	• Focus on select primary markets with strong fundamentals and liquidity • Increase market concentrations to leverage our scale, efficiency, and market knowledge
New Investments	• Uses drive the sources • Focus on value-add deals and strategies • Assets that compete in top tier of their markets or can after repositioning
Capital Recycling	• Harvest mature and non-strategic assets • Continue to exit non-core markets • Reduce exposure to high risk and low return assets
Proactive Asset Management	• Enhance regional management structure • Proactive and creative leasing execution that furthers long-term goals
Strong, Flexible Balance Sheet	• Low leverage and financial flexibility • Strong liquidity profile and proven access to capital

Columbia Property Trust

Market Strategy



31 Markets – Year End 2011



16 Markets – Today



Boston
New York
Washington, DC
San Francisco
Denver
Houston

Portfolio Statistics

12/31/2011	Metric	12/31/2013
72 / 93	Total Properties / Buildings	43 / 59
21.9M	Total Square Feet[1]	16.5M
99%	% Office[2]	98%
93.9%	% Leased[1]	92.3%
31 / 24	MSAs / States[4]	16 / 14
78%	% of ALR from Top-10 Markets	88%
38% / 62%	% CBD / Suburban[1,3]	52% / 48%
45% / 55%	% Single / Multi Tenant[3]	39% / 61%
BBB+	Avg. Tenant Credit Rating[5]	A-
6.4	Avg. Lease Term (yr.)[3]	6.5

🔵 Top 10 Markets by ALR   🟠 Other Current Markets   🔴 Markets Exited

Note: As of 12/31/13; [1]Excludes Cleveland Marriot at Key Center; [2]Based on square feet; [3]Based on Annualized Lease Revenue (ALR); [4]Includes Washington D.C.; [5]51.2% of Columbia's tenants are investment grade & 58.4% of Columbia's tenants are rated based on ALR

Columbia Property Trust

Capital Recycling Underway



Since 2011, we have sold $910M of non-core assets. We have also deployed capital into approximately $1.0B of Class A real estate in target markets.

Dispositions

- **Jan. 2012: Sold 2 assets exiting 2 markets**

- **Dec. 2012: Sold 9 assets exiting 6 markets**

- **Mar. 2013: Sold 1 asset exiting 1 market**

- **Nov. 2013: Sold 18 assets in 12 markets, resulting in the exit of 9 additional non-core markets**

Acquisitions

Market Square



Washington, DC

Year Acquired	2011
Total Square Feet	684K
Percent Leased[1]	94.2%
Net Rent PSF[1]	$47.05
Year Built	1990

333 Market Street



San Francisco, CA

Year Acquired	2012
Total Square Feet	657K
Percent Leased[1]	100%
Net Rent PSF[1]	$35.12
Year Built	1979

[1]As of 12/31/13

Columbia Property Trust

Proactive Asset Management



Property	Situation	Action Taken / Result
Strategically Work the Rent Roll  5 Houston Houston, TX	50% of the building expired in 2011 (4 tenants)	• Actively approached one of the four tenants, renegotiated the terms, setting the stage for the 3 other tenants • All 4 were significant rollup stories
Early Take Back of Space and Re-lease  919 Hidden Ridge Dallas, TX	Tenant occupying 100% of building wanted to terminate early	• Negotiated an early buyout • Re-leased 90% of the building to another high-quality tenant (Christus Health Care) with no downtime • Tenant grew into 100% of the building • Asset sold as part of 18 property disposition

Manage Portfolio Expiration: Opportunistic Blend & Extend
 
 80 Park Plaza Newark, NJ
	Key Center Cleveland, OH	Regular course lease maturities	• 824K SF renewal with PSE&G (80 Park Plaza)
			    • Extended from 2015 to 2030
			 • 478K SF renewal with Key Bank (Key Center Tower)
			    • Extended from 2015 to 2030
			 • 116K SF new lease with Baker & Hostetler from 2016 to 2031 (Key Center Tower)

Reposition Assets  515 Post Oak Houston, TX	Tenant occupying 96% of building vacated at lease expiration in 2012	• Undertook 10-month, $8M renovation in 2012 • Began marketing the re-branded, multi-tenant building in earnest in February 2013 • Occupancy up to 35% at year end with proposals out for remaining space



Leasing Activity Summary

7.1 Million Square Feet of Leasing Activity Since January 2011

	2011	2012	2013
New Leases	614,826	887,197	587,127
Renewal Leases	1,837,017	1,941,302	1,187,125
Total Leases	2,451,843	2,828,499	1,774,252
Average Lease Term[1]	6.5 Years	9.8 Years	10.2 Years
Average Credit Rating[1,2]	BBB+	A-	BBB+

New Tenants & Expansion Tenants



Proactive Management of Lease Expirations[3]



[1]Based on square feet; [2]For rated tenants; [3]Proforma for T. Rowe Price renewal of 424,877 square feet

Management & Governance



Experienced Management Team



Nelson Mills
PRESIDENT, CHIEF EXECUTIVE OFFICER, AND DIRECTOR
25 years of real estate and investment management experience
- Appointed as CEO in 2010
- Served as an Independent Director from 2007 to 2010



James Fleming
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
25 years of real estate and investment management experience
- Joined Columbia Property Trust in 2013



Drew Cunningham
SVP - REAL ESTATE OPERATIONS
29 years of real estate and portfolio operations experience
- Joined Columbia Property Trust in 2012



Wendy Gill
SVP - CORPORATE OPERATIONS AND CHIEF ACCOUNTING OFFICER
18 years of accounting and finance experience
- Joined Columbia Property Trust in 2003



Kevin Hoover
SVP - REAL ESTATE TRANSACTIONS
27 years of real estate experience
- Joined Columbia Property Trust in 2004

Directors	Year Joined	Experience
John L. Dixon Chairman of the Board	2008	Pacific Life
Charles Brown	2003	CRB Realty Associates
Richard Carpenter	2003	The Citizens & Southern National Bank
Bud Carter	2003	Vistage International
Murray McCabe	2013	Blum Capital Partners / J.P. Morgan
Nelson Mills	2007	Columbia Property Trust
George W. Sands	2010	KPMG LLP
Neil Strickland	2003	The Continental Group
Tom Wattles	2013	DCT Industrial / Security Capital

- Fully internalized as of March 2013 for no fee
- Independent Chairman
- Non-staggered board
- 8 out of 9 board members are independent
- SEC reporting company since 2003
- Opted out of Maryland anti-takeover provisions

Columbia Property Trust

Investment Grade Balance Sheet



Conservative Leverage Profile

- Baa3/BBB-; positive / stable outlook

- 29.3% Debt to Gross Real Estate Assets

- 4.12x Net Debt[1] to Adjusted EBITDA[2]

- 4.79x Fixed Charge Coverage Ratio

- 15.5% Secured Debt / Gross Real Estate Assets

- Large unencumbered asset pool of $3.8 billion (75% of total portfolio)[3]

Diversified Capital Sources



- Credit Facility O/S[4]
- Term Loan
- Unsecured Notes
- Mortgage Debt
- Equity[5]

Manageable Debt Maturities



Mortgage Debt ($M) Line of Credit ($M) Unsecured Term Loan ($M) Bonds ($M) Avg. Interest Rate

Note: Balance Sheet data as of 12/31/2013; [1]Net debt is calculated as the total principal amount of debt outstanding minus cash and cash equivalents and discounts on bonds payable; [2]Q4 2013 EBITDA of $75.7M adjusted for (i) listing costs of $3.3M and (ii) discontinued operations adjustments of $5.2M; [3]Based on Gross Real Estate Assets; [4]$500M of capacity (no balance as of 12/31/2013); [5]Based on implied market cap as of 2/6/2013

Columbia Property Trust

Capital Profile Primed for Growth



$600M[1] in available liquidity and proven access to capital to fund strategic growth initiatives

Strong Liquidity Profile[1]

- $500 million of availability on the credit line

- $100 million of cash

- Distribution policy based on cash flow and business strategy

Proven Access to Capital

- $950 million revolver/term loan facility in place (through 2018)

- Demonstrated access to public bond market

- Efficient use of secured mortgage financing

Unsecured / Secured Leverage Ratios



[1] As of 12/31/2013

2014 Guidance



Operational Metrics	Twelve Months Ended 12/31/2014	
	Low	High
Net Income Per Share	$0.47	$0.51
Depreciation & Amortization per Share	$1.43	$1.47
Normalized Funds from Operations per Share	$1.90	$1.98

The Company's guidance for 2014 is based on the following assumptions for the Company's portfolio:
- Leased percentage at year end of 92% to 94%
- Same Store Cash NOI Growth of 1.0% to 2.0%
- GAAP Straight Line Rental Income of $8M to $10M
- General & Administrative of $32M to $34M[1]
- Dispositions of $250M to $350M
- Acquisitions of $250M to $350M
- 2014 Weighted-average common shares outstanding – basic and diluted of 124,980

Note: The Company's financial guidance excludes real estate gains and losses, impairments, acquisition costs, disposition costs, and the impact of the GAAP treatment of gain or loss on interest rate swaps.

Normalized FFO: We calculate Normalized FFO by starting with FFO, as defined by NAREIT, and adjusting for (i) consulting and transition services fees, (ii) real estate acquisition-related costs, (iii) listing costs, and (iv) loss on early extinguishment of debt. Such items create significant earnings volatility. We believe Normalized FFO provides a meaningful measure of our operating performance and more predictability regarding future earnings potential. Normalized FFO is a non-GAAP financial measure and should not be viewed as an alternative measurement of our operating performance to net income; therefore, it should not be compared to other REITs' equivalent to Normalized FFO.

These estimates reflect management's view of current market conditions and incorporate certain economic and operational assumptions and projections. This annual guidance includes the continued repositioning of the portfolio based on the above assumptions. Actual results could differ from these estimates. Note that individual quarters may fluctuate on both a cash basis and an accrual basis due to lease commencements and expirations, the timing of repairs and maintenance, capital expenditures, capital markets activities and one-time revenue or expense events. In addition, the Company's guidance is based on information available to management as of the date of this release. This guidance was given in conjunction with earnings which were released on February 12, 2014 and is good only as of the date given.

[1]Excludes any unusual or one-time items.

Ongoing Objectives



- **Continued Execution of Leasing Goals**

- **Acquisitions with Growth Opportunities in Target Markets**

- **Additional Non-Core Dispositions**

- **Further Augmentation to the Management Team**

- **Expansion of Key Market Expertise**

- **Credit Rating Upgrade**

- **Balance Sheet Management**

Columbia Property Trust

